Grayscale Investments Sponsors, LLC

290 Harbor Drive, 4th Floor

Stamford, CT 0902

August 7, 2026

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form RW – Request for Withdrawal
Grayscale Cardano Trust ETF
(Registration Statement File No. 333-289948)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Grayscale Investments Sponsors, LLC (the “Sponsor”), the sponsor of the Grayscale Cardano Trust ETF (the “Trust”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Trust’s Registration Statement on Form S-1 (File No. 333-289948) initially filed with the Commission on August 29, 2025, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Sponsor is making this application for withdrawal are that the Sponsor does not intend to proceed with the planned distribution of the Trust’s shares registered by the Registration Statement.

The Sponsor confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please do not hesitate to contact Hillary A. Coleman of Davis Polk & Wardwell LLP at (212) 450-4733, (212) 701-5733 (fax) or hillary.coleman@davispolk.com.

Respectfully submitted,

Grayscale Investments Sponsors, LLC, as Sponsor of Grayscale Cardano Trust ETF

By:	/s/ Kathryn Masci
Name:	Kathryn Masci
Title:	Member of the Board of Managers and Interim Chief Financial Officer*

* The Registrant is a trust and the identified person signing this report is signing in their capacity as an authorized officer of Grayscale Investments Sponsors, LLC, the Sponsor of the Registrant.

cc: Hillary A. Coleman

Davis Polk & Wardwell LLP